SECURITII   SSION

10025925

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SFG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Fawn Hill Road
                        (No. and Street)

Upper Saddle River   New Jersey   07458
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vasken H. Setrakian – President   (212) 683-0793
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
                     (Name - if individual, state last, first, middle name)

183 Madison Avenue, Suite 204   New York   New York   10016
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Vasken Setrakian, President</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>SFG Securities Inc.,</u> <u>(Company)</u>, as of <u>December 31, 2009</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Vasken Setrakian, President

Sworn and subscribed to before me this 22 day of February, 20 10.

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 20 11

This report contains (check all applicable boxes):

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue	4920 York Road, Suite 2EE1	E-mail:
Suite 204	P.O. Box 179	fvb@getcpa.com
New York, NY 10016	Buckingham, PA 18912	rtse@getcpa.com
T:1.212.448.0010	T:1.215.794.9444	www.getcpa.com
F:1.212.448.0053	F:1.215.794.9445	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Director of
SFG Securities, Inc.

We have audited the accompanying balance sheet of SFG Securities, Inc., as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFG Securities, Inc. at December 31, 2009, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company had no revenue in 2009 and few assets. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2010

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

SFG SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Cash	$ 10,561
Prepaid expenses	1,667
Total Assets	$ 12,228

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 150
Corporate tax payable	325
Total Liabilities	475
Contingencies	-
Stockholder's Equity	
Common stock - no par value	
1,500 shares authorized,	
1 share issued and outstanding	1
Additional paid-in capital	31,999
Accumulated (deficit)	(20,247)
Total Stockholder's Equity	11,753
Total Liabilities and Stockholder's Equity	$ 12,228

SFG SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	$	-
Costs and Expenses:		
Administrative fees paid to parent Company		3,850
Licenses		3,069
Insurance expense		364
Taxes		325
Professional fees		150
SIPC fee		150
Other		(831)
Total Costs and Expenses		7,077
Net (Loss)		$ (7,077)

SFG SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:

Net (Loss)	$	(7,077)
Adjustment to reconcile net income to		
net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		1,038
(Decrease) in accounts payable and accrued expenses		(450)
Increase in corporate tax payable		325
Net cash (used) by operating activities		(6,164)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Stockholder contribution		5,000
Net cash provided by financing activities		5,000
Net (decrease) in cash		(1,164)
Cash at beginning of year		11,725
Cash at end of year	$	10,561

SFG SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2009	$ 1	$ 26,999	$ (13,170)	$ 13,830
Shareholder contribution		5,000	-	5,000
Net (loss) for the year	-	-	(7,077)	(7,077)
Balances, December 31, 2009	$ 1	$ 31,999	$ (20,247)	$ 11,753

1. **ORGANIZATION AND NATURE OF BUSINESS**

    SFG Securities, Inc. was formed November 29, 2001 in the State of Delaware as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company is a wholly-owned subsidiary of Setrakian Financial Group LLC.

    The Company intends to raise capital primarily for overseas private equity and hedge funds by targeting high net worth investors in the United States.

    The Company has a December 31 year-end.

    The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)i of the Rule.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    The Company's financial statements are prepared using the accrual method of accounting.

    Accrual Basis of Accounting

    The Company's financial statements are prepared using the accrual method of accounting.

    Use of Estimates
    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **NET CAPITAL REQUIREMENTS**

    The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2009 the Company had net capital of $10,086, which was $5,086 in excess of the amount required.

4. INCOME TAXES

The Company's financial statements are prepared using the accrual basis of accounting and the tax return is prepared using the cash basis of accounting. At December 31, 2009, there were no significant differences between book net income and tax net income.

5. GOING CONCERN

The Company had no revenue for the year ending December 31, 2009 and few assets. The Company's survival depends on the capital contributions of investors. Setrakian Financial Group LLC, the Company's sole stockholder, has provided the necessary funding for the Company to remain in business, and has stated that it plans to continue doing so. There can be no assurance, however, that it will be able to provide capital in sufficient amounts to fund the Company until such time as it is able to sustain itself. These reasons raise some concerns about its ability to continue as a going concern especially in light of current economic conditions.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:
  Total stockholder's equity $ 11,753

Deductions and/or charges:
  Non-allowable assets:
    Prepaid expenses   (1,667)

Net capital before haircuts on securities positions   10,086

Haircuts on securities positions   -

Undue concentration   -

Net Capital $ 10,086

AGGREGATE INDEBTEDNESS:
  Items included in the statement of financial condition:
    Accounts payable and accrued expenses $ 475

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required (6-2/3% of aggregate indebtedness) $ 32

  Minimum net capital required $ 5,000

Excess net capital $ 5,086

Excess net capital at 1,000% $ 10,039

Percentage of aggregate indebtedness to net capital is   5%

The above computation agrees with the December 31, 2009 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



| **VB&T** | 183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053 | 4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445 | E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com |
| Certified Public Accountants, PLLC | | | |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
FG Markets, Inc.

In planning and performing our audit of the financial statements and supplementary information of FG Markets, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, NY
February 1, 2010

SFG SECURITIES, INC.
(SEC I.D. No. 8-65163)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2009

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL